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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
44913S 10 2
(CUSIP Number)
James V. O’Donnell
Exegy Incorporated
3668 S. Geyer Road, Suite 300, St. Louis, MO 63127, (314) 450-5353
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	44913S 10 2

1	NAMES OF REPORTING PERSONS: EXEGY, INCORPORATED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-1056004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware corporation

	7	SOLE VOTING POWER:

NUMBER OF		18,254,419*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,254,419*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,254,419*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	Exegy Incorporated (“Exegy”) is a deemed to be the beneficial owner of these shares of Common Stock due to its right to acquire such shares from PICO Holdings, Inc. (“PICO”) pursuant to a Contribution Agreement, dated August 25, 2006 (the “Contribution Agreement”). The number of shares of Common Stock that PICO will transfer to Exegy pursuant to the Contribution Agreement has been estimated because PICO is obligated to transfer all of its shares of Common Stock of HyperFeed Technologies, Inc. (the “Issuer”) to Exegy and it is impossible to determine at this time the exact number of shares of Common Stock that will be issued by the Issuer to PICO upon conversion of the Issuer’s debt owed to PICO.

CUSIP No.	44913S 10 2

1	NAMES OF REPORTING PERSONS: JAMES V. O’DONNELL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States citizen

	7	SOLE VOTING POWER:

NUMBER OF		18,254,419*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,254,419*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,254,419*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Mr. O’Donnell is deemed to be a beneficial owner of all of the shares of Common Stock beneficially held by Exegy due to his position with Exegy as its Chairman of the Board, President and Chief Executive Officer. Mr. O’Donnell also is an affiliate of entities which own approximately 50% of the voting power of Exegy prior to the consummation of the transactions contemplated by the Contribution Agreement.

Item 1. Security and Issuer
This statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share (“Common Stock”), of HyperFeed Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.
Item 2. Identity and Background
This statement on Schedule 13D is being filed by Exegy and James V. O’Donnell (collectively, the “Reporting Persons”) as a joint filing pursuant to Rule 13d-1(k)(1).
Exegy Incorporated
     Exegy is a Delaware corporation. The address of its principal office is 3668 S. Geyer Road, Suite 300, St. Louis, Missouri 63127. Exegy’s principal business is to develop, market and sell computer platforms that process data through reconfigurable hardware.
     (d)-(e) During the last five years, Exegy (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
James V. O’Donnell
     (a)-(c) James V. O’Donnell, whose business address is 3668 S. Geyer Road, Suite 300, St. Louis, Missouri 63127, is the Chairman of the Board, President and Chief Executive Officer of Exegy and the President and Chief Executive Officer of Bush-O’Donnell & Co., Inc.
     (d)-(e) During the last five years, Mr. O’Donnell (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. O’Donnell is a United States citizen.
Directors and Executive Officers of Exegy (other than Mr. O’Donnell)
     (a)-(c) Kevin J. Haar, whose business address is Appistry, Inc., One Cityplace Drive, Suite 470, St. Louis, Missouri 63141, is a member of the Board of Directors of Exegy and is President and Chief Executive Officer of Appistry, Inc.
     J.J. Stupp, whose business address is 3668 S. Geyer Road, Suite 300, St. Louis, Missouri 63127, is a member of the Board of Directors and Vice President, Chief Financial Officer and Secretary of Exegy.
     Rod Arbaugh, whose business address is 3668 S. Geyer Road, Suite 300, St. Louis, Missouri 63127, is Chief Operating Officer and Vice President of Engineering of Exegy.
     (d)-(e) During the last five years, none of the foregoing Directors and Executive Officers (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the foregoing Directors and Executive Officers is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
See, Item 4 of this Schedule 13D.
Item 4. Purpose of Transaction
     Exegy and Mr. O’Donnell acquired beneficial ownership of approximately 18.3 million shares of Common Stock on August 25, 2006 pursuant to the Contribution Agreement. The Contribution Agreement provides that, subject to certain conditions, Exegy would acquire such shares from PICO in exchange for the issuance to PICO of 15,421,043 shares of Series A-3 Preferred Stock of Exegy, representing approximately 50% of the voting control of Exegy. Payment for the shares of Common Stock will be made at closing, which is expected to occur in September, 2006. The Reporting Persons are acquiring the shares of Common Stock for the purpose of obtaining control of the Issuer and conducting the Issuer’s operations in conjunction with the operations of Exegy. The description of the Contribution Agreement in this Item 4 is qualified by reference to the full text of the Contribution Agreement filed as Exhibit 1 hereto and incorporated herein by reference in its entirety.
     (b), (h) and (i) On June 14, 2006, the Issuer filed a Schedule 13E-3 with the United States Securities and Exchange Commission (“SEC”) indicating its intention to “go private” pursuant to a 1 for 1,000 reverse stock split. The Issuer intends to continue the “going private” process, but, due in part to the change in structure of its previously announced merger transaction with Exegy, has decided to complete the going private transaction utilizing a short-form merger, rather than a reverse stock split. The Contribution Agreement provides that as soon as practicable, the Issuer and Exegy will take all reasonable actions necessary to cause the Issuer to be merged with and into Exegy in accordance with Section 253 of the Delaware General Corporation Law and other applicable laws (the “Going-Private Transaction”). Exegy will cause the Issuer to prepare and file with the SEC a new or amended Schedule 13E-3 and Schedule 14C as required by applicable law so as to effect the Going-Private Transaction as soon as practicable. Because the Issuer would have had to borrow funds under the Convertible Note in order to complete any going private transaction, Holdings has agreed to be directly responsible for paying all costs and expenses associated with the Going-Private Transaction, including without limitation, the aggregate purchase price for shares of Common Stock of the Issuer not owned by Exegy and acquired pursuant to the Going Private Transaction (the “Buyout Amount”), accounting fees, attorney’s fees, filing fees, the cost of any fairness opinion, printing costs and litigation costs. As a result of the Going-Private Transaction, the Common Stock of the Issuer would cease public trading and the Issuer would become eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934.
Item 5. Interest in Securities of the Issuer.
     (a)-(c) As of the date hereof, Exegy has the right to acquire the shares of Common Stock from PICO pursuant to the Contribution Agreement and may be deemed to be the record and beneficial owner of the Common Stock. As a result of the right to acquire the shares of Common Stock from PICO pursuant to the Contribution Agreement, the Reporting Persons may be deemed to be the beneficial owners of the Common Stock. Following the transfer of approximately 18.3 million shares of Common Stock as contemplated by the Contribution Agreement, the Common Stock will, based on publicly available information, represent approximately 92% of the then outstanding Common Stock and the Reporting Persons will have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock.
     (d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth in this statement on Schedule 13D, neither of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Contribution Agreement dated as of August 25, 2006, by and between HyperFeed Technologies, Inc., PICO Holdings, Inc. and Exegy Incorporated (as filed with the SEC on August 31, 2006 as Exhibit 10 to the Current Report on Form 8-K of HyperFeed Technologies, Inc. and incorporated herein by reference).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 5, 2006

EXEGY, INCORPORATED

By:	/s/ James V. O’Donnell

Name: James V. O’Donnell
Title: President

/s/ James V. O’Donnell

JAMES V. O’DONNELL